Exhibit 99.3

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto receives binding offer for 61 per cent of Alcan Engineered Products
5 August 2010
Rio Tinto has received a binding offer from funds affiliated with Apollo Global Management, L.P. (Apollo) and the Fonds Stratégique d’Investissement (FSI) to buy a 61 per cent stake in Alcan Engineered Products (AEP), excluding the Cable Division. The transaction follows the successful divestment last year of the Composites division of the Engineered Products business. The terms of the transaction are confidential.
Under the terms of the transaction, Apollo would become the majority and managing shareholder in AEP with a 51 per cent stake in a new holding company for AEP, with the FSI holding 10 per cent. Rio Tinto would hold a 39 per cent stake. Rio Tinto will respond to this binding offer following consultation with the relevant employee representatives.
Guy Elliott, Chief Financial Officer, Rio Tinto, said: “This potential sale of a majority stake to Apollo and FSI is in line with our strategy of divesting non-core assets of Rio Tinto Alcan. When this transaction is completed, we will have exited all downstream businesses, except Alcan Cable. We look forward to participating in the upside potential of AEP, both as a minority shareholder and key supplier to the business.”
Rio Tinto has completed divestments in excess of US$10.3 billion since the beginning of 2008. In 2010, the Group has completed divestments of US$3.6 billion comprising Alcan Packaging Food Americas, Alcan Packaging global Pharmaceuticals, global Tobacco, Food Europe and Food Asia divisions, Vickery (Coal & Allied), Maules Creek (Coal & Allied), Alcan Beauty Packaging and Alcan Medical Flexibles.
About Alcan Engineered Products
Alcan Engineered Products is a global sector-leader strongly committed to developing innovative, value added aluminum products for a broad scope of markets and applications, including aerospace, mass transportation, automotive, packaging, energy and building. With around 10,000 employees located in 26 countries and a commercial presence in more than 60 markets across Europe, the Middle East, Africa, the Americas and the Asia-Pacific region, Alcan Engineered Products is organised around businesses dedicated to performance materials in the areas of aluminum rolled products, extrusions and automotive structures, and international trade.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Cont.../

Continues	Page 2 of 2
For further information, please contact:

Media Relations, EMEA / Americas	Media Relations, Australia / Asia
Tony Shaffer	David Luff
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 0419 850 205
Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Canada
Bryan Tucker
Office: +1 (0) 514 848 8151
Mobile: +1 (0) 514 825 8319

Investor Relations, London	Investor Relations, Australia
Mark Shannon	Dave Skinner
Office: +44 (0) 20 7781 1178	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 576597	Mobile: +61 (0) 408 335 309
David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3361 4365
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645
Website: www.riotinto.com
Email: media.enquiries@riotinto.com / enquiries.mediaaustralia@riotinto.com
High resolution photographs and media pack available at: http://www.riotinto.com/media